Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 15, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 15, 2006, entitled "CMD: Statoil raises its ambitions on the NCS".

CMD: Statoil raises its ambitions on the NCS

Statoil (OSE: STL, NYSE: STO) will further increase its focus on the Norwegian continental shelf. At the group’s Capital Markets Day in Stavanger today, 15 June, chief executive Helge Lund is presenting Statoil’s ambition to maintain a Norwegian production level of one million barrels of oil equivalent (boe) per day until 2015.

“In order to maintain long-term growth, sustaining production on the NCS is just as important as developing new international core areas,” says chief executive Helge Lund. “Statoil has a unique position as operator in Norway. By harnessing new knowledge, new technology and being innovative we constantly create new opportunities for industrial growth.”

Statoil’s ambition has previously been to maintain an output in Norway of one million boe per day beyond 2010.

Statoil’s strong focus on the NCS will be pursued along two main paths:

“In mature areas our efforts will be aimed at improved recovery from producing fields and exploration for and development of resources close to platforms on stream,” Mr Lund notes. “In more unexplored provinces, such as in the Norwegian Sea and in the Barents Sea, we will maintain an aggressive exploration programme that may form the basis of new projects and new infrastructure development.”

New discoveries and solid resource growth

Statoil has established an extensive exploration programme for 2006, participating in 30-40 wells as operator and partner.

The group has today published positive results from exploration wells in Morvin in the Norwegian Sea and Valemon in the North Sea.

“These exploration results are encouraging with a view to further development of important provinces where Statoil has a leading role as operator,” Mr Lund says. “Last week we published two small-size discoveries close to the Gullfaks field. Thanks to these positive results, we now believe that it may be possible to extend our plateau production on the NCS until 2015.”

The chief executive also emphasises that the group’s improved recovery efforts on the older Norwegian fields are bearing fruit. At the Capital Markets Day the group is launching an ambition to bring to maturity two billion barrels of oil equivalent from resources to new reserves within the Tampen area alone by 2015.

In 2004 and 2005 Statoil has acquired 55 new licences in Norway and internationally. So far this year this has been supplemented by six new licences in Norway and two internationally.

“We are on schedule towards fulfilling the ambition we announced in 2004 to grow resources by 1.2 billion boe by the end of 2007,” reports Mr Lund, who is also satisfied with the reserve replacement. “Even in 2005, a year of record-high output, we delivered a reserve replacement rate of 102%.”

Five years on the stock exchange

On Sunday 18 June it is five years since Statoil was listed on the Oslo Stock Exchange and the New York Stock Exchange. Statoil has experienced strong progress and delivered solid results in this period.

  The oil and gas production increased by 16% from 2001 to 2005
  The international production has increased by about 40% per year on average
  The group has established new strong international positions in Algeria and the Gulf of Mexico
  NOK 150 billion has been invested in high-quality projects
  A total of 28 new upstream projects have come on stream in this period and 58 new projects have been adopted
  The group’s position within natural gas has been strengthened and total gas sales, including the state’s direct financial interest (SDFI), have increased by 80% since 2001
  The annual shareholder dividends have averaged 45% of net income

“I think that we have reason to be pleased with our performance in this period and we will build on what we have achieved to carry the group forward,” Mr Lund says. “We have provided our shareholders with a solid return. We have delivered competitive financial results, our output has increased significantly, and we have strengthened our foundation for future growth. Statoil’s industrial and financial position has never been stronger.”

Output target unchanged

In 2004 Statoil set a target for production in 2007 of 1.4 million barrels of oil equivalent per day, based on an oil price of USD 30 per barrel. This target remains unchanged. If the current high price of oil continues to the end of 2007, the rules for international production sharing agreements (PSA) will lead to a reduction in Statoil’s book output of 50,000-60,000 barrels per day.

On the same basis, Statoil has signalled an average annual production growth of 2-4% from 2007 to 2010. This too remains unchanged.

Statoil has estimated the 2006 production at 1.2 million boe per day, including PSA effects. This too remains unchanged. If the price of oil had been USD 30 per barrel in 2006, the production would have been about 25,000 barrels per day higher.

Based on a balanced assessment of developments in the long-term oil market and the need to secure a long-term and robust portfolio, Statoil has decided to raise its long-term oil price assumption from USD 25-30 per barrel to USD 30-35 per barrel for future investments.

A high level of activity and high oil and gas prices have contributed to an increased pressure on costs in the industry. Partly for this reason, the production cost target will be changed from NOK 22 to NOK 24 per barrel of oil equivalent in 2007. The target is based on an exchange rate of NOK 6 to the US dollar, and will be adjusted for PSA effects. The investment estimate of NOK 110-115 billion for the period, 2005-07 remains unchanged.

Statoil has used an average normalised return on capital employed (ROACE) as a performance parameter. Given the prevailing macroeconomic and market-related conditions, the normalisation assumptions are not considered appropriate. Statoil will instead focus on actual return on capital employed as compared with our competitors.

Statoil’s presentations at the Capital Markets Day can be downloaded from the website www.statoil.com/cmd on 15 June from 09.00. The presentations can be seen and heard via webcast from the group’s website from the same time. The webcast will also be available on the website after the meeting.

Contacts:

Investor relations:
Lars Troen Sørensen, senior vice president for investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)

Media relations:
Ola Morten Aanestad, vice president for media relations, + 47 48 08 02 12 (mobile),
+ 47 51 99 13 77 (office)

STATOIL ASA (Registrant)
Dated: June 15, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer